UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 29, 2026

(Date of Report (Date of earliest event reported))

Gin & Luck Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-0906953
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3756 W. AVENUE 40, SUITE K #278, LOS ANGELES, CALIFORNIA	90065
(Address of principal executive offices incorporation)	(ZIP Code)

(213) 613-0464

(Registrant's telephone number, including area code)

Series C-1 Preferred Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

On September 17, 2025, Gin & Luck Inc. (the “Company”) dismissed SetApart Accountancy Corp. (“SetApart”) as the Company’s independent public accounting firm, effective as of that date. The decision to change accountants was not recommended or approved by the Company’s board of directors.

SetApart’s audit reports on the Company’s financial statements for the fiscal year ended December 31, 2024 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal year ended December 31, 2024 and the subsequent interim period from January 1, 2025 through September 17, 2025 (the date of dismissal), there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and SetApart on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of SetApart, would have caused it to make reference to the subject matter of such disagreements in connection with its reports on the Company’s financial statements.

The Company has provided SetApart with a copy of the disclosures it is making in this Current Report on Form 1-U and has requested that SetApart furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of SetApart’s letter, dated January 29, 2026, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b)	Engagement of New Independent Accounting Firm

On November 13, 2025, the Company approved the appointment of Aprio, LLP (“Aprio”) as the Company’s new independent registered public accounting firm.

During the Company’s fiscal year ended December 31, 2024 and the subsequent interim period from January 1, 2025 through November 13, 2025 (the date of engagement of Aprio), neither the Company nor anyone acting on its behalf consulted with Aprio regarding:

(i)	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Aprio concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or
(ii)	any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

Exhibit Index

Exhibit	Description
9.1	Letter from SetApart Accountancy Corp. to the Securities and Exchange Commission, dated January 29, 2026.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gin & Luck Inc.

By:	David Kaplan
Its:	Chief Executive Officer

By:	/s/ David Kaplan
Name:	David Kaplan
Title:	Chief Executive Officer

Date:  January 29, 2026

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